Exhibit 99.1
Corporate Communications

CNH Industrial acquires Australian implement manufacturer K-Line Ag

London, November 4, 2019

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI), today announced its agreement to acquire the Australian agricultural implement manufacturer K-Line Ag. This acquisition will add key tillage and residue management equipment, which is key to ensuring optimal seedbed preparation, fundamental for productive yields, and will further enhance the crop production portfolios of Case IH and New Holland Agriculture, the global agricultural equipment brands of CNH Industrial. K-Line has become the number one tillage manufacturer in Australia by designing robust and reliable products for some of the world’s harshest soil conditions.

CNH Industrial’s commitment to growing its global agricultural business focuses on placing technological advancements at the service of its brands’ global customer base and developing an advanced digital farming offering. These are core pillars of its Agricultural Segment’s growth strategy, and the integration of leading-edge tillage and residue management equipment is an important step in achieving this aim.

“The acquisition of K-Line Ag is further concrete expression of the Agricultural Segment’s stated aim of seeking both strategic acquisitions to enhance their respective agricultural offerings, as well as their role as industry consolidators,” stated Hubertus Mühlhäuser, Chief Executive Officer, CNH Industrial. “Our brands will now be able to even better serve their customers, thanks to K-Line Ag’s outstanding product portfolio and knowledgeable team who now join the CNH Industrial family.”

K-Line Ag, a pioneering leader and innovator in the agricultural implement business in Australia, founded in 1993, is headquartered in Cowra, New South Wales, Australia, and expanded into North America in 2013. K-Line products will be available in Case IH dealerships in North America and through the Case IH, New Holland, and K-Line networks in Australia and New Zealand.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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Media contacts:

Laura Overall

Corporate Communications Manager

CNH Industrial

Tel. +44 (0)2077 660 338

E-mail: mediarelations@cnhind.com